FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of JANUARY 2003

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes                No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2003

R. MICHAEL JONES

President, CEO

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

PLATINUM GROUP METALS LTD.

ADVANCE NOTICE is hereby given that the Annual General Meeting of PLATINUM GROUP METALS LTD. (the "Company") will be held on Tuesday, the 11th day of February 2003. Directors will be nominated for election and resolutions proposed for the election of directors at the Annual General Meeting.

Written nominations for directors signed by members of the Company holding in the aggregate not less than ten percent of the outstanding shares in the Company are hereby invited.

If any such nomination is delivered to the registered office of the Company, Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1, not less than thirty-five days before the date of the meeting, accompanied by the information as to the nominee required to be furnished in the Information Circular, the Company will include the name of the nominee in the Information Circular sent by the management of the Company pursuant to Sections 153 and 154 of the Company Act.

A person may be disqualified from becoming a director or, after having been elected or appointed, to continue to act as a director, on the grounds set forth in Section 114 of the Company Act. In addition, the Articles of the Company provide that the office of a director shall be vacated if the director is convicted of an indictable offence and the other directors shall have resolved to remove him.

DATED this 13th day of December 2002

BY ORDER OF THE BOARD

"R. Michael Jones"

R. Michael Jones

President, Director, CEO

Platinum Group Metals Ltd.

FORM 45-102F2

DISTRIBUTION REQUIREMENTS

UNDER SUBSECTION 2.7(2) OR (3) OF THE

MULITILATERAL INSTURMENT 45-102, RESALE OF SECURITIES

REPORTING ISSUER

PLATINUM GROUP METALS LTD. (the “Issuer”)

800 – 409 Granville Street

Vancouver, BC V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

Platinum Group Metals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of the following distributions of common shares of Platinum Group Metals Ltd.:

Date Issued	No. of Shares
DEC 17 2002	1,000,000
DEC 23 2002	3,243,846

the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this  2nd day of January 2002.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. MICHAEL JONES President & C.E.O.

FORM 45-102F2

DISTRIBUTION REQUIREMENTS

UNDER SUBSECTION 2.7(2) OR (3) OF THE

MULITILATERAL INSTURMENT 45-102, RESALE OF SECURITIES

REPORTING ISSUER

PLATINUM GROUP METALS LTD. (the “Issuer”)

800 – 409 Granville Street

Vancouver, BC V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

Platinum Group Metals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of the following distributions of common shares of Platinum Group Metals Ltd.:

Date Issued	No. of Shares
JUL 17 2002	22,728
OCT 31 2002	9,696
NOV 25 2002	571,603
DEC 18 2002	5,000

the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this  2nd day of January 2002.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. MICHAEL JONES President & C.E.O.

PRUDENT BEAR FUNDS, INC.

8140 Walnut Hill Lane, Suite 300, Dallas, Texas 75231, U.S.A.

Phone: 214-696-5474 Fax: 214-696-5556

January 7, 2003

NEWS RELEASE

Prudent Bear Funds, Inc. (the “Offeror”) announces it has acquired control and direction, through Prudent Bear Fund, a mutual fund managed by it, over 937,500 common shares and warrants to purchase an additional 468,750 common shares of Platinum Group Metals Limited (the “Company”) of Vancouver, British Columbia. Together with an additional 1,647,500 common shares owned by it the Offeror would have control and direction over 11.0% of the outstanding shares of the Company assuming exercise of such warrants.

The Company acquired the shares and warrants for investment purposes and has filed an Early Warning Report with the British Columbia, Alberta and Québec Securities Commissions in respect of the shares and warrants acquired. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from the Company.

PRUDENT BEAR FUNDS, INC.

Contact: David W. Tice

EARLY WARNING REPORT

Securities Act

1. Name and address of Offeror

Prudent Bear Funds, Inc.

Suite 300, 8140 Walnut Hill Lane

Dallas, Texas

USA 75231

2. Name of Issuer

Platinum Group Metals Limited

3. Designation, number (or principal amount) and percentage of securities acquired

(ownership of or control over) by Offeror

The Offeror acquired control over 937,500 common shares of the Issuer (representing 3.4% of the Issuer’s outstanding common shares) and warrants to purchase a further 468,750 common shares. These warrants are exercisable at a price of $0.75 per share on or before December 24, 2004.

4. Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition the Offeror has ownership of and control over a total of 2,585,000 common shares (representing 9.5% of the Issuer’s outstanding common shares) together with warrants to purchase a further 468,750 common shares. The warrants are exercisable at a price of $0.75 per share on or before December 24, 2004. Upon exercise of the warrants the Offeror would have control over 3,053,750 common shares of the Issuer representing 11.0% of the Issuer’s then outstanding common shares.

5. Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control; (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control but does not have ownership

Upon completion of the acquisition the Offeror, together with any joint actors, has (i) ownership of and control over; (ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors; and (iii) exclusive or shared control over but does not have ownership of, a total of 2,585,000 common shares (representing 9.5% of the Issuer’s outstanding common shares) together with warrants to purchase an additional 468,750 common shares. The warrants are exercisable at a price of $0.75 per share on or before December 24, 2004. Upon exercise of the warrants the Offeror would have control over 3,053,750 common shares of the Issuer representing 11.0% of the Issuer’s then outstanding common shares.

6. Name of the market in which the acquisition took place

The shares were acquired from the Issuer pursuant to the closing of a private placement.

7. Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror and its joint actors acquired the shares for investment purposes. Presently the

Offeror does not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8. General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities

In connection with the acquisition of the common shares and warrants the Offeror entered into a private placement subscription agreement with the Issuer. Pursuant to the agreement the Offeror paid the Issuer $468,750 ($0.50 per unit, each unit consisting of one share and one-half warrant) in consideration of the securities acquired.

9. Names of all joint actors in connection with the acquisition

The acquisition was made by Prudent Bear Fund, a mutual fund controlled by the Offeror.

10. If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The Offeror paid the Issuer a total of $468,750 ($0.50 per unit, each unit consisting of one share and one-half warrant) in consideration of the securities acquired.

11. Description of any change in any material fact set out in a previous report

N/A

DATED this 7th day of January, 2003

PRUDENT BEAR FUNDS, INC.

Per:

(signed) David W. Tice

Signature

David W. Tice

Name of Senior Officer

Portfolio Manager

Position

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor

Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853

Fax: (604) 689-8144

January 16, 2003

B.C. Securities Commission

Executive Director

701 W Georgia Street, 9th Floor

Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: PLATINUM GROUP METALS LTD MAILING ON JANUARY 16, 2003

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Instrument 54-101:

· Annual Report	· Schedules B & C
· Information Circular	· Form 51-901F
· Notice of Meeting	· Annual Financial Statements for the
· Supplemental Return Card	Year Ending August 31, 2002
· Proxy

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

‘’Laurie Waddington’’

Laurie Waddington

LW/jo

cc: Alberta Securities Commission	cc: TSX Venture Exchange cc: Platinum Group Metals Ltd cc: Gowling Lafleur Henderson LLP cc: Deloitte & Touche

PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Members of Platinum Group Metals Ltd. (hereinafter called the "Company") will be held in the UBC Room at the Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, V6C 1C6, on Tuesday, the 11th day of February 2003, at the hour of 1:30pm in the afternoon (Vancouver time), for the following purposes:

.

          To receive the report of the Directors;

          To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

          To appoint Auditors and to authorize the Directors to fix their remuneration;

          To determine the number of Directors at five;

          To elect Directors;

          To consider and, if thought fit to approve, subject to regulatory approval, the Company’s 2003 incentive stock option plan dated January 14, 2003 (the “2003 Plan”) providing for the grant and issuance of incentive stock options to purchase up to 2,725,915 common shares of the Company, in accordance with the 2003 Plan and applicable regulatory rules and policies, all as more particularly described in the accompanying Information Circular;

          To grant general approval to the issuance of common shares of the Company by private placement which exceed 25% of the Company’s issued share capital, all as more particularly described in the accompanying Information Circular; and

          To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Directors' Report referred to in item 1 above, as well as the Company’s Annual Report, which contains the Company's audited consolidated financial statements for the fiscal year ended August 31, 2002, the quarterly report of the Company for its fourth fiscal quarter, an Information Circular, a form of Proxy and an Annual Return Card Form.  The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the meeting either in person or by proxy.  Those who are unable to attend the meeting are requested to read, complete, sign and mail (or file) the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 15th day of January 2003.

BY ORDER OF THE BOARD

(Signed) “R. Michael Jones”

Chairman, President, Chief Executive Officer and Director

PLATINUM GROUP METALS LTD.

Suite 800 - 409 Granville Street

Vancouver BC, V6C 1T2

INFORMATION CIRCULAR

(Containing information as at January 7, 2003 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PLATINUM GROUP METALS LTD. (the "Company") for use at the Annual General Meeting of Members of the Company (and any adjournment thereof) to be held on Tuesday, February 11, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chief Executive Officer and the Chief Financial Officer, respectively, of the Company.  A MEMBER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by PACIFIC CORPORATE TRUST COMPANY, of 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

A Member who has given a proxy may revoke it by an instrument in writing executed by the Member or by his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, Suite 2300, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

Only registered Members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their shares in their own name (referred to herein as “Beneficial Members”) are advised that only proxies from Members of record can be recognized and voted at the Meeting.  Beneficial Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Member.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The instrument of proxy supplied to Beneficial Members is identical to that provided to registered Members.  However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member’s name on the records of the Company.  Such shares will more likely be registered under the name of the Member’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member.  Without specific instructions, brokers/nominees are prohibited from voting shares for their clients.  The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Members.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of Members’ meetings unless the Beneficial Members have waived the right to receive Meeting materials.  Every intermediary/broker has  its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered Members.  However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member should a Beneficial Member receiving such a form wish to vote at the Meeting, the Beneficial Member should strike out the names of the Management Proxyholders named in the form and insert the non-registered Member’s name in the blank space provided and return the proxy form to the intermediary/broker.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and asks Beneficial Members to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Member receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to Members in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.  SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED, OR FOR WHICH BOTH CHOICES HAVE BEEN SPECIFIED, BY THE MEMBER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: 1,000,000,000 common shares without par value

Issued and Outstanding: 27,259,157 (1) common shares without par value

(1)

As at January 7, 2003

Only Members of record at the close of business on January 7, 2003, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Member or as a representative of one or more corporate Members, or who is holding a proxy on behalf of a Member who is not present at the Meeting, will have one vote, and on a poll every Member present in person or represented by a proxy and every person who is a representative of one or more corporate Members, will have one vote for each common share registered in his name on the list of Members, which is available for inspection during normal business hours at PACIFIC CORPORATE TRUST COMPANY and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as of the close of business on January 7, 2003.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

Pursuant to section 111 of the Company Act (British Columbia), advance notice of the Meeting was published in the Province newspaper on December 13, 2002 and was sent via SEDAR transmission to the Executive Directors of the British Columbia, Alberta and Québec Securities Commissions and the TSX Venture Exchange on December 16, 2002.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
R. MICHAEL JONES, Director, Chairman of the Board, President and CEO Vancouver, BC	President, CEO and Director of the Company from 2000 to present	Feb. 24, 2000	1,158,536(3)
BARRY W. SMEE(4), Director and Secretary Sooke, BC	President of Smee & Associates, a consulting, geological and geochemistry company since 1990; Secretary and Director of the Company	Feb. 24, 2000	9,000
IAIN D.C. .MCLEAN(4), Director Richmond, BC	Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc., and Director of the Company	Oct. 9, 2000	118,839
DOUGLAS J. HURST(4), Director Nelson, BC	President of D.S. Hurst Inc., a company offering corporate, evaluation and financing consulting services to the mining industry since 1995; Director of the Company	Oct. 9, 2000	Nil

Name, Position and Country of Residence(1)	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years(1)	Previous Service as a Director	Number of Shares(2)
FRANK HALLAM(5), CFO and Director Burnaby, BC	Chartered Accountant since 1993, CFO and Director of the Company, and President and CEO of New Millennium Metals Corporation from March 14, 1983 to February 17, 2002	Feb. 18, 2002	538,613(6)

NOTES:

(1)

The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Of these shares 950,500 are held by 599143 B.C. Ltd. (a company 50% owned by Mr. Jones and 50% owned by Mr. Jones’ wife).

(4)

Denotes Member of Audit Committee.

(5)

Appointed on February 18, 2002, upon completion of the amalgamation of the Company and New Millennium Metals Corporation. Appointed Chief Financial Officer on June 18, 2002.

(6)

Of these shares 99,659 shares are subject to escrow .

The Company does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 or more, whether or not they are an executive officer at the end of the fiscal year.

The Company currently has two executive officers, R. Michael Jones, the President and CEO of the Company and Frank Hallam, the Chief Financial Officer of the Company and the former President of New Millennium Metals Corporation (“NMM”) (the "Named Executive Officers").  The following table sets forth the compensation awarded, paid to or earned by the Company's executive officers during the financial years ended August 31, 2002, 2001 and 2000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Securities Under Options/ SARs granted (#)(1) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen- sation ($) (i)
R. Michael Jones Chief Executive Officer, Chairman and President	2002 (2) 2001 (2) 2000 (2)	Nil Nil Nil	Nil Nil Nil	112,138(3) 91,136(3) 11,025(3)	120,000(4) 225,000(5) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Frank Hallam CFO and Director	2002(2) 2001(8) 2000(9)	Nil Nil Nil	Nil Nil Nil	16,100(6) 14,826(6) Nil	170,000(7) 49,697(10) 10,909(11)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(2)

Fiscal years ended August 13, 2002, 2001 and 2000.

(3)

The fees are paid pursuant to a management services agreement dated February 27, 2001 and renewed February 27, 2002 for management and administrative purposes.

(4)

Stock options were granted on March 6, 2002 at an exercise price of $0.35 and expire on March 6, 2007.

(5)

Stock options were granted on January 31, 2001 at an exercise price of $0.55 and expire on January 31, 2005.

(6)

Includes $14,826 in fees paid to Mr. Hallam by NMM prior to the Company’s amalgamation with NMM on February 18, 2002.

(7)

60,000 of these stock options were granted on March 6, 2002 at an exercise price of $0.35 and expire on March 6, 2007, 60,000 were granted on March 6, 2002 at an exercise price of $0.55 and expire March 6, 2007 and the remaining options were granted on July 16, 2002 at an exercise price of $0.75 and expire on July 16, 2007.

(8)

Figures for fiscal year of NMM ended December 31, 2001 adjusted on a post-amalgamation basis.

(9)

Figures for fiscal year of NMM ended December 31, 2000 adjusted on a post-amalgamation basis.

(10)

Stock options were granted on January 17, 2001 at an exercise price of $1.20 and expire on January 17, 2006.

(11)

Stock options were granted on May 8, 2000 at an exercise price of $0.92 and expire on May 8, 2005.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units".  The Company has not granted any LTIP's to its Names Executive Officers or to its directors during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.  No SAR's were granted to or exercised by the Named Executive Officers or directors of the Company during the fiscal year ended August 31, 2002.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended August 31, 2002 to the Named Executive Officers:

Name (a)	Securities Under Options/SAR's Granted (#)(1) (b)	% of Total Options Granted to Employees in Fiscal Year(2) (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security) (e)	Expiration Date (f)
R. Michael Jones	120,000/N/A	9.4%	$0.35	$0.35	03/06/07
Frank Hallam	50,000/N/A 60,000/N/A 60,000/N/A	3.9% 4.7% 4.7%	$0.75 $0.55 $0.35	$0.76 $0.35 $0.35	07/16/07 03/06/07 03/06/07

(1)

The exercise price of the option is the market value of the common shares of the Company on the date of grant.  Freestanding SARs have not been granted under the Stock Option Plan.

(2)

Percentage of all options granted during the last fiscal year.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended August 31, 2002 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#)(1) (b)	Aggregate Value Realized ($)(2) (c)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/ Unexercisable (e)
R. Michael Jones	Nil	Nil	345,000	165,450
Frank Hallam	18,000	9,900	152,000	49,212

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the difference between the exercise price and the market value on the date of exercise.

(3)

As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(4)

Value using the closing price of common shares of the Company on the TSX Venture Exchange on August 30, 2002 of $0.96 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The following table sets forth stock options granted by the Company during the fiscal year ended August 31, 2002 to directors who are not Named Executive Officers of the Company, as a group:

Name (a)	Securities Under Options/SARs Granted (#)(1) (b)	% of Total Options/SARs Granted to Employees in Fiscal Year(2) (c)	Exercise or Base Price ($/Security)(3) (d)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security) (e)	Expiration Date (f)
Directors who are not Named Executive Officers (3)	180,000/N/A	13.6%	$0.35	$0.35	03/06/07

(1)

All options were granted effective March 6, 2002 and are for a term of 5 years.  The options have no special vesting provisions.  The market value of the common shares of the Company on the date of grant is the price at which the Company's shares closed for trading on the TSX Venture Exchange on that day.  Freestanding SARs have not been granted.

(2)

Percentage of all options granted during the fiscal year ended August 31, 2002.

(3)

The exercise price of stock options was set according to the rules of the TSX Venture Exchange.

The following table sets forth details of all exercises of stock options/SARs during the fiscal year ended August 31, 2002 by directors who are not Executive Officers of the Company, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at Fiscal Year-End (#)(1) Exercisable/ Unexercisable (d)	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(1)(2) Exercisable/ Unexercisable (e)
Directors who are not Named Executive Officers (3)	Nil	Nil	505,000/Nil	243,050/Nil

(1)

As freestanding SARs have not been granted by the Company, the numbers relate solely to stock options.

(2)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on August 30, 2002, less the exercise price of in-the-money stock options.

During the most recently completed financial year, the directors who are not Named Executive Officers received the following compensation:

.

  Barry Smee received $6,988 for geological consulting services;.

  Douglas Hurst received $1,444 for geological consulting services;.

  Iain McLean received $26,559 for general consulting services.

During the most recently completed financial year, the Company also paid $22,500 to a partnership, in which a former chief financial officer of the Company had an interest, for accounting services.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Company's last completed financial year, no director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any Member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since September 1, 2001 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, except:

1.

The management services agreement, dated February 27, 2001, between the Company and R. Michael Jones, the President, Chief Executive Officer and a director of the Company, pursuant to which it was agreed that the Company would pay Mr. Jones a monthly fee of $10,000 for management and administrative services, was renewed by the Company for another 12 month period ending February 27, 2003.

2.

The management services agreement, dated February 27, 2001, between the Company and Denis Gorc, the Vice President Exploration of the Company, pursuant to which it was agreed that the Company would pay Mr. Gorc a fee of $325 for each calendar day of geological and exploration management services provided, was renewed by the Company for another 12 month period ending February 27, 2003.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration.  Deloitte & Touche LLP were first appointed auditors of the Company on September 15, 2000.

MANAGEMENT CONTRACTS

Other than as set forth elsewhere in this Information Circular, the Company has not entered into any management contracts.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.  Directors and senior officers may, however, be interested in the general authorization granted to the Company's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Approval of 2003 Stock Option Plan

Pursuant to Policy 4.4 of the TSXV, implemented during August, 2002, all TSXV listed companies are required to adopt a stock option plan prior to granting incentive stock options.  The Board of Directors of the Company has established such a plan (the "2003 Plan").  The purpose of the 2003 Plan is to attract and motivate directors, officers, employees, consultants and others providing services to the Company and its subsidiaries, and thereby advance the Company's interests, by affording such persons with an opportunity to acquire an equity interest in the Company through the issuance of stock options.  The Company is currently listed on Tier 1 of the TSXV and has adopted the 2003 Plan as a fixed number stock option plan.

The TSXV's Policy 4.4 and the terms of the 2003 Plan authorize the Board of Directors to grant stock options to optionees on the following terms:

1.

The maximum aggregate number of common shares to be reserved and authorized to be issued pursuant to options granted under the 2003 Plan will be 2,725,915 common shares or such greater number as may be approved from time to time by the Members of the Company.

2.

The number of shares subject to each option will be determined by the Board of Directors, provided that the aggregate number of shares reserved for issuance pursuant to options granted to:

(a)

Insiders during any 12 month period may not exceed 10% of the issued shares of the Company (unless disinterested shareholder approval has been obtained in accordance with the rules and policies of the TSXV);

(b)

any one individual during any 12 month period may not exceed 5% of the issued shares of the Company (unless the Company is a Tier 1 Issuer and disinterested shareholder approval has been obtained);

(c)

any one Consultant during any 12 month period may not exceed 2% of the issued shares of the Company;

(d)

any one Person employed to provide investor relations activities during any 12 month period may not exceed 2% of the issued shares of the Company;

in each case calculated as at the date of grant of the option, including all other shares under option to such Person at that time.

3.

The exercise price of an option may not be set at less than the minimum price permitted by the TSXV or, if applicable, the senior stock exchange on which the common shares of the Company are listed.

4.

Options may be granted with an exercise period of up to 10 years if the Company is listed on Tier 1 of the TSXV or a more senior stock exchange.  Options may be exercisable for a period of up to five years from the date of grant if the Company is listed on Tier 2 of the TSXV.

5.

The options are non-assignable and non-transferable.  The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2003 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee (30 days in the case of a Person engaged in investor relations activities) or, if the optionee dies, within one year from the date of the optionee's death.

6.

On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the 2003 Plan (see Schedule “A”) is attached to and incorporated by reference into this Information Circular.

The 2003 Plan is subject to TSXV acceptance and shareholder approval.  Thereafter, notice of options granted under the 2003 Plan must be given to the TSXV.  Any amendments to the 2003 Plan must also be approved by the TSXV and, if necessary, by the Members of the Company prior to becoming effective.

Accordingly, Members will be asked to pass an ordinary resolution, in substantially the following form to approve the 2003 Plan:

“RESOLVED that the Company's 2003 Plan as described in and attached to the Company's Information Circular dated January 15, 2003, subject to any modifications required by applicable stock exchanges or regulatory authorities, be approved and the grant and issuance of incentive stock options thereunder to purchase up to a maximum of 2,725,915 common shares of the Company, in accordance with the terms of the 2003 Plan and within the rules and policies of applicable stock exchanges or regulatory authorities in effect at the time of granting, be approved.”

Upon approval of the 2003 Plan, all 2,099,500 presently outstanding incentive stock options will come under and be governed by the terms and conditions of the 2003 Plan except that, in the case of any inconsistency between the 2003 Plan and the terms and provisions of the agreements relating to such outstanding option, the terms and conditions of the existing agreements will prevail.

B.

Advance Shareholder Approval to the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Company’s Issued Share Capital

Under the rules of certain stock exchanges, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “25% Rule”), unless there has been shareholder approval of such transaction.

Should the Company become subject to the 25% Rule, it may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital, exploration and development expenditures.  Certain stock exchanges have a working practice to accept advance approval by shareholders in anticipation of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

During the next 12 month period, the Company wishes to have the flexibility, if required, to conduct one or more private placements in a six month period which could result in an aggregate of up to 13,629,578 common shares being issued or issuable, representing an aggregate of up to 50% of the Company’s issued and outstanding common shares as at January 7, 2003 (being 27,259,157 common shares).

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(1)

it must be substantially with parties at arm’s length to the Company;

(2)

it cannot materially affect control of the Company;

(3)

it must be completed within a twelve month period following the date the advance shareholder approval is given; and

(4)

it must comply with the private placement pricing rules of the senior exchange on which the Company’s common shares are listed which currently require that the issue price per common share must not be lower than the closing market price of the common shares on the trading day prior to the date notice of the private placement is given to the exchange (the “Market Price”) less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the stock exchanges on which a company’s shares are listed generally retain the discretion to decide whether or not a particular private placement is “substantially” at arm’s length or will materially affect control, in which case specific shareholder approval may be required.

In order that the Company may have the option of entering into one or more private placements in a six month period falling within the next 12 months that will result in it issuing and/or make issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, as will exceed the 25% Rule, the Company requests its Members to pass an ordinary resolution in the following terms:

“RESOLVED that the issuance by the Company in one or more private placements during a six month period falling within the twelve month period commencing February 11, 2003 of such number of securities as would result in the Company issuing or making issuable in such six month period a number of common shares aggregating up to 50% of the number of issued and outstanding common shares as at January 7, 2003 is hereby approved.”

The directors of the Company believe the passing of the ordinary resolution is in the best interests of the Company and recommend that Members vote FOR the resolution.  In the event the resolution is not passed, the Company may be unable to complete any private placements that result in the issuance or possible issuance of a number of shares which exceed the 25% Rule without specific shareholder approval.  Such restriction could impede the Company’s timely access to required funds.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: January 15, 2003

“R. Michael Jones” R. Michael Jones Chief Executive Officer	“Frank Hallam” Frank Hallam Chief Financial Officer

SCHEDULE “A”

STOCK OPTION PLAN

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX-V: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 03-54	NEWS RELEASE	JANUARY 24, 2003

DRILLING HAS COMMENCED ON THE ELANDSFONTEIN PROPERTY

WESTERN BUSHVELD SOUTH AFRICA

Platinum Group Metals Ltd. (PTM: TSX-V) is pleased to announce the commencement of drilling on the Elandsfontein property immediately adjoining Anglo Platinum’s Bafokeng Rasimone mine. Initial drilling is targeted on the projected extension of the UG2 reef, which was earlier mined up to the property boundary by Anglo American Platinum. The PTM drill program will consist of several lines of short drill holes ranging from 10 to 50 meters in depth. The objective of the program is to outline a near-surface open pittable resource. The program will consist of up to 35 holes totaling approximately 1,050metres. Further drilling is planned to target UG2 and Merensky reef potential at depth. The projected strike length of the favorable stratigraphy on the property is approximately 1,200 metres.

PTM has an option agreement to purchase 100% of the mineral rights of portions of Elandsfontein under terms announced December 16, 2002.

The Company also announces the successful acquisition of an option to purchase a 50% interest in two portions of Onderstepoort 98JQ property (131 hectares) and 100% of one portion of 64 hectares for total consideration of 3,562,000 Rand (approximately C$669,300) payable over three years. Prospecting fees of R62,000 (~C$11,700) are due over the three years of the agreement. The property interest may be purchased by the Company at any time within three years for 1 million Rand (~C$188,000) plus a second payment of 2.5 million Rand (~C$470,000) due two years after the exercise of the purchase right by the Company. Onderstepoort is located 4 km northwest of Elandsfontein.

PTM now holds options to purchase mineral rights on 3 properties, Elandsfontein, Onderstepoort, and Ledig in the Western Bushveld Complex area totaling 1914 hectares (1422 ha Ledig, 297 ha Elandsfontein, 195ha Onderstepoort).

The Company also reports that a planned $500,000 private placement announced on December 23, 2002, and set to close on January 15, 2003, did not close and has now been cancelled.  The placement was to be taken by Africa Wide Investment Holdings Pty Ltd., pending financing and banking approvals for the placement.  PTM was unable to hold the window of participation open beyond January 15, 2003 deadline.

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. PTM is a significant mineral rights holder in the northern Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is the largest mineral rights holders in the area surrounding Canada’s only PGE mine near Thunder Bay, Ontario and has an active drilling joint venture with Anglo Platinum near Sudbury, Ontario.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:

(604) 899-5450

Facsimile:

(604) 484-4710

ITEM 2.

            DATE OF MATERIAL CHANGE

January 24 2003

ITEM 3.

           PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated January 24, 2003 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.

           SUMMARY OF MATERIAL CHANGE

PTM announces commencement of drilling on the Elandsfontein property. The drill will consist of several lines of short drill holes ranging from 10 to 50 metres in depth.  PTM has also announced acquistition of an option to purchase a portion of the Onderstepoort 98JQ (131 hectares) property. The planned $500,000 private placement announced on December 23, 2002 has been cancelled.

ITEM 5.

        FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated January 24, 2003 .

ITEM 6 .

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

Not applicable

ITEM 7.           OMITTED INFORMATION

Not applicable

ITEM 8.

         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

        STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this  12th day of February 2003.

Platinum Group Metals Ltd.

“Dennis Gorc”

Dennis Gorc VP Exploration